UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 1-10520


                           NOTIFICATION OF LATE FILING

(Check One):

|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR
|_| Form N-CSR

        For Period Ended: June 30, 2005

        |_| Transition Report on Form 10-K
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-Q
        |_| Transition Report on Form N-SAR

        For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Heartland Partners, L.P.

Former name if applicable:  N/A

Address of principal executive office (street and number):
  53 W. Jackson Blvd., Suite 1150

City, state and zip code:
  Chicago, Illinois  60604

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file its quarterly report on Form 10-Q without unreasonable effort or delay due to its inability to timely complete the preparation of its unaudited financial statements for the fiscal quarter ended June 30, 2005. As disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2004, the Company announced the resignation of its chief financial officer and the engagement by the Company of an independent contractor to provide accounting services. The inability by the Company to timely complete the preparation of its unaudited quarterly financial statements is due, in part, to the difficulties incurred in making this transition.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Larry S. Adelson                  (312)                          834-0592
---------------------          -----------                  ------------------
(Name)                         (Area Code)                  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                     |X| Yes | | No

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
         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     |X| Yes | | No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached press release announcing preliminary, unaudited earnings for the fiscal quarter ended June 30, 2005.


                            Heartland Partners, L.P.
      ---------------------------------------------------------------------
                   (Name of Registrant as Specified in Charter


         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 2005
                                            HEARTLAND PARTNERS, L.P.

                                            /s/ Lawrence S. Adelson
                                            -----------------------------------
                                            By: Lawrence S. Adelson
                                                Manager of HTI Interests, LLC,
                                                General Partner



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
                                   ATTACHMENT
                          PRELIMINARY EARNINGS RELEASE
                          ----------------------------

            Heartland Partners, L.P.
            53 W. Jackson Blvd., Suite 1150
            Chicago, IL 60661
            312-575-0400


AT HEARTLAND PARTNERS, L.P.:                   AT THE INVESTOR RELATIONS CO.
Lawrence Adelson
Chief Executive Officer                        Brien Gately
(312) 834-0592                                 (847) 296-4200



    HEARTLAND PARTNERS PRELIMINARY RESULTS FOR 2ND QUARTER OF 2005; DELAY IN
                                FILING FORM 10Q


CHICAGO, AUGUST 15, 2005-- Heartland Partners, L.P. (AMEX: HTL) (the "Company") today reported preliminary unaudited results for the fiscal quarter and six months ended June 30, 2005. The Company also announced a delay in the filing of its quarterly report on Form 10-Q with the Securities and Exchange Commission while it completes its financial statements.

The Company reported net income for the quarter ended June 30, 2005 of $613,000 with property sales of $170,000 and a gain on sale of buildings and improvements of $430,000. The net income will be allocated entirely to the Class B Limited Partner in accordance with the terms of the Company`s partnership agreement.

In comparison, operations for the quarter ended June 30, 2004, resulted in property sales of $749,000 and a net loss of ($1,357,000). After allocations to the Class B Limited Partner and General Partner pursuant to the terms of the Company's partnership agreement, there was a net loss of ($0.42) per Class A Unit for the second quarter of 2004.

For the six months ended June 30, 2005, the Company reported a net loss of ($474,000) with property sales of $4,373,000 and a gain on sale of buildings and improvements of $430,000. For the six months ended June 30, 2004, the Company had a net loss of ($420,000) with property sales of $3,864,000.

Several factors contributed to the increase in operating results for the second quarter of 2005 compared to the second quarter of 2004. During the quarter ended June 30, 2005, there was a reduction of the environmental reserve related to several sites and recovery of environmental expenses from US Borax in connection with the Company's Lite Yard property in Minneapolis, Minnesota. During the quarter ended June 30, 2004, the Company increased the environmental reserve for off-site costs related to its Lite Yard property. Also reflected in the results for the second quarter of 2005 is a favorable settlement of a billing dispute with a vendor and reductions in the Company's expenses from staff reductions and a lower volume of transactions. For the first six months of 2005 compared to the first six months of 2004, the reductions in the environmental reserve and various expenses were offset by the high cost of sales recognized in connection with the sale of Kinzie Station II in 2005. Sales in the first half of 2004 had higher gross profit as a result.

The Company is in the process of attempting to sell the remainder of its real estate assets and resolve its environmental and other liabilities. The Company faces challenges and uncertainties as to the outcome of pending litigation, the


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
resolution of pending environmental claims and liabilities and has generally experienced continued operating losses. The Company's management has taken, and intends to take additional steps, including reducing fixed overhead, to position the Company to deal with its current and expected financial condition. There is no guarantee, however, that any action taken by the Company's management will be successful.



ABOUT HEARTLAND

Heartland Partners, L.P. is a Chicago-based real estate limited partnership with properties in 9 states, primarily in the upper Midwest and northern United States. CMC Heartland is a subsidiary of Heartland Partners, L.P. and is the successor to the Milwaukee Road Railroad, founded in 1847.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the company, the Company or its management "believes," "expects," "intends," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements in this release that describe the Company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. The forward-looking statements included in this release are made only as of the date of publication, and the Company undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances.


                                 -TABLES FOLLOW-




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
                            HEARTLAND PARTNERS, L.P.
                                FINANCIAL SUMMARY
                  (amounts in thousands, except per unit data)
                           (preliminary and unaudited)

                    Summary Condensed Consolidated Operations

                                For the Three Months Ended           For the Six Months Ended
                                         June 30,                            June 30,
                               -----------------------------       ------------------------------
                                  2005             2004               2005              2004
                               ------------     ------------       ------------      ------------
Operating income (loss)       $      218       $    (1,296)       $     (877)       $    (666)
Total other income (expense)         395               (61)              403              246
                               ------------     ------------       ------------      ------------
  Net income (loss)           $      613       $    (1,357)       $     (474)       $    (420)
                               ------------     ------------       ------------      ------------

Net loss per Class A
  Unit (a)                    $     --         $     (0.42)       $     --          $     --
                               ------------     ------------       ------------      ------------



                  Summary Condensed Consolidated Balance Sheets

                                 June 30,                          December 31,
                                   2005                                2004
                               ------------                        ------------

Properties, net               $      2,725                        $      6,416

Cash and other assets(b)             6,830                               5,257
                               ------------                        ------------

Total assets                         9,555                              11,673

Total liabilities (c)                4,893                               6,537
                               ------------                        ------------

Partners' capital             $      4,662                        $      5,136
                               ------------                        ------------


a)   Net income (loss) per Class A Unit is computed by dividing net income
     (loss), allocated to the Class A limited partners, by 2,092,438 Class A limited partner units outstanding. The net income (loss) for the three months and six months ended June 30, 2005 was allocated entirely to the Class B limited partner per the terms of the partnership agreement.

b) Cash and other assets reflect an allowance of $7.334 million and $7.234 million for amounts due from affiliate at June 30, 2005 and December 31, 2004, respectively.

c) Total liabilities include an allowance for claims totaling $2.455 million and $4.228 million at June 30, 2005 and December 31, 2004, respectively.

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